# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: U S PHYSICAL THERAPY INC /NV, CIK 0000885978
CUSIP: 90337L108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1300 West Sam Houston Parkway South, Suite 300, Houston, Texas (TX), 77042
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001541743

## Reporting persons
- Copeland Capital Management: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 552,857; shared voting power 128,447; sole dispositive power 713,097; shared dispositive power 128,447; aggregate amount beneficially owned 841,544 (5.53% of the class)

## Item 1. Issuer
Name of issuer: U S PHYSICAL THERAPY INC /NV
Address of issuer's principal executive offices: 1300 West Sam Houston Parkway South, Suite 300, Houston, TX 77042

## Item 2. Person Filing
Name of person filing: Copeland Capital Management, LLC
Address of principal business office or, if none, residence: 161 Washington St, Suite 1325, Conshohocken, PA 19428
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 841,544
Percent of class: 5.53
Sole power to vote or to direct the vote: 552,857
Shared power to vote or to direct the vote: 128,447
Sole power to dispose or to direct the disposition: 713,097
Shared power to dispose or to direct the disposition: 128,447

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Copeland Capital Management: Sofia A. Rosala, Sofia A. Rosala, General Counsel and CCO (08/03/2026)